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Exhibit 4.28

news release

STRIKING WORKERS AT NORANDA'S COPPER SMELTER
VOTE 73% TO REJECT COMPANY'S OFFER

ROUYN-NORANDA, Quebec; November 21, 2002 — Noranda Inc. announced today that striking workers at its Horne copper smelter in Rouyn-Noranda, Quebec, have voted 73% to reject the Company's final offer for settlement. The 510 employees are members of Le Syndicat des travailleurs de la Mine Noranda, affiliated with the Confédération des syndicats nationaux (CSN). The employees have been on strike since June 18, 2002. The previous collective agreement expired on February 28, 2002.

Terms of the final offer included salary and pension increases of 9.6% and 12.5% respectfully over the life of the agreement, improvements to the benefits program and special early-retirement programs.

"We are disappointed with the outcome of the vote", stated Mario Chapados, General Manager, Horne Smelter. "We believe that the final offer was a fair one and provided both the employeees and the Company with substanial gains."

The Horne smelter produced 188,000 tonnes of copper in 2001. The smelter is currently operating at more than 70% capacity by approximately 120 non-union staff and managers.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Hélène V. Gagnon
Director, Corporate and Public Affairs
Noranda Inc.
(514) 630-9342
gagnonhv@ntc.noranda.com

www.noranda.com

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news release
STRIKING WORKERS AT NORANDA'S COPPER SMELTER VOTE 73% TO REJECT COMPANY'S OFFER